Mercedes-Benz Auto Receivables Trust 2013-1

Investor Report

Collection Period Ended   30-Apr-2014

Amounts in USD

Dates

Collection Period No.	10			
Collection Period (from... to)	1-Apr-2014	30-Apr-2014		
Determination Date	13-May-2014			
Record Date	14-May-2014			
Distribution Date	15-May-2014			
Interest Period of the Class A-1 Notes (from... to)	15-Apr-2014	15-May-2014	Actual/360 Days	30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Apr-2014	15-May-2014	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	278,900,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	305,600,000.00	255,321,829.61	226,079,437.40	29,242,392.21	95.688456	0.739789
Class A-3 Notes	275,500,000.00	275,500,000.00	275,500,000.00	0.00	0.000000	1.000000
Class A-4 Notes	115,000,000.00	115,000,000.00	115,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**975,000,000.00**	**645,821,829.61**	**616,579,437.40**	**29,242,392.21**		
Overcollateralization	24,950,218.09	24,998,755.45	24,998,755.45			
Adjusted Pool Balance	999,950,218.09	670,820,585.06	641,578,192.85			
Yield Supplement Overcollateralization Amount	38,846,335.94	25,739,764.70	24,597,580.33			
Pool Balance	**1,038,796,554.03**	**696,560,349.76**	**666,175,773.18**			

	Amount	Percentage
Initial Overcollateralization Amount	24,950,218.09	2.50%
Target Overcollateralization Amount	24,998,755.45	2.50%
Current Overcollateralization Amount	24,998,755.45	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.220000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.500000%	106,384.10	0.348116	29,348,776.31	96.036572
Class A-3 Notes	0.780000%	179,075.00	0.650000	179,075.00	0.650000
Class A-4 Notes	1.130000%	108,291.67	0.941667	108,291.67	0.941667
Total		**$393,750.77**		**$29,636,142.98**	

Mercedes-Benz Auto Receivables Trust 2013-1
Investor Report

Collection Period Ended   30-Apr-2014

Amounts in USD

Available Funds		Distributions	
Principal Collections	30,082,403.94	(1) Total Servicing Fee	580,466.96
Interest Collections	1,624,344.96	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	29,313.26	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	75,695.65	(3) Interest Distributable Amount Class A Notes	393,750.77
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	1,049.64	(6) Regular Principal Distributable Amount	29,242,392.21
Available Collections	**31,812,807.45**	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Available Funds	**31,812,807.45**	(9) Excess Collections to Certificateholders	1,596,197.51
		Total Distribution	**31,812,807.45**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	580,466.96	580,466.96	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	393,750.77	393,750.77	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	106,384.10	106,384.10	0.00
thereof on Class A-3 Notes	179,075.00	179,075.00	0.00
thereof on Class A-4 Notes	108,291.67	108,291.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	393,750.77	393,750.77	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	29,242,392.21	29,242,392.21	0.00
Aggregate Principal Distributable Amount	29,242,392.21	29,242,392.21	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,499,875.55
Reserve Fund Amount - Beginning Balance	2,499,875.55
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	82.20
minus Net Investment Earnings	82.20
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,499,875.55
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	82.20
Net Investment Earnings on the Collection Account	967.44
Investment Earnings for the Collection Period	1,049.64

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Receivables
Cutoff Date Pool Balance	1,038,796,554.03	37,777
Pool Balance beginning of Collection Period	696.560.349.76	31.003
Principal Collections	18,849,386.36	
Principal Collections attributable to Full Pay-offs	11,233,017.58	
Principal Purchase Amounts	0.00	
Principal Gross Losses	302,172.64	
Pool Balance end of Collection Period	666,175,773.18	30,138
Pool Factor	64.13%	

	As of Cutoff Date	Current
Weighted Average APR	2.85%	2.80%
Weighted Average Number of Remaining Payments	50.26	41.90
Weighted Average Seasoning (months)	12.41	21.39

Delinquency Profile *

	Amount	Number of Receivables	Percentage
Current	663,574,501.78	30,052	99.61%
31-60 Days Delinquent	1,693,678.92	64	0.25%
61-90 Days Delinquent	588,100.15	15	0.09%
91-120 Days Delinquent	319,492.33	7	0.05%
Total	666,175,773.18	30,138	100.00%

 *A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Losses

	Current
Principal Gross Losses	302,172.64
Principal Net Liquidation Proceeds	30,131.83
Principal Recoveries	75,218.24
Principal Net Losses	196,822.57
Cumulative Principal Net Losses	1,586,327.41
Cumulative Principal Net Losses as % of Cutoff Date Pool Balance	0.153%